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                                                                       EXHIBIT 7

                    MAXCOM TELECOMMUNICACIONES, S.A. DE C.V.

       RATIO OF EARNINGS TO FIXED CHARGES IN ACCORDANCE WITH MEXICAN GAAP

              (Amounts expressed in Millions of Mexican Pesos (Ps.)
                  with Purchasing Power as of December 31, 2000


                                                                                  2000                   1999
                                                                              -------------          -------------
Income (Loss) Before Income Tax                                               Ps.   (597.0)          Ps.   (217.2)
                                                                              =============          =============
Determination of the Ratio
Fixed Charges:
   Interest expense                                                                  399.9                   46.3
   Interest capitalized during period                                                   --                    8.9
                                                                              ------------           ------------

Total fixed charges                                                           Ps.    399.9           Ps.     55.2
                                                                              ============           ============
Earnings:

   Income (loss) from continuing operations                                         (597.0)                (217.2)
   Fixed charges                                                                     399.9                   55.2
   Less: interest capitalized during period                                             --                   (8.9)
                                                                              ------------           ------------

                                                                                    (197.1)                (170.9)

Current period of amortization of interest capitalized in prior years                  1.8                    1.3
                                                                              ------------           ------------
                                                                              Ps.   (195.3)          Ps.   (169.6)
                                                                              ============           ============




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